UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cellular Dynamics International, Inc.

File No. 333-189049 - CF#29602

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    Cellular Dynamics International, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 3, 2013, as amended.

    Based on representations by Cellular Dynamics International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through April 9, 2016
Exhibit 10.24	through April 9, 2016
Exhibit 10.25(b)	through December 31, 2013
Exhibit 10.26	through April 29, 2014
Exhibit 10.27	through May 11, 2015
Exhibit 10.37	through April 9, 2023
Exhibit 10.38	through April 9, 2023
Exhibit 10.39	through April 9, 2016
Exhibit 10.40	through March 31, 2015
Exhibit 10.41	through April 9, 2023
Exhibit 10.42	through December 31, 2014
Exhibit 10.43	through December 31, 2014
Exhibit 10.44	through April 9, 2016
Exhibit 10.45	through April 9, 2016

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary